

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2025

Christopher Werner
Chief Executive Officer
C3 Bullion, Inc.
875 N. Michigan Avenue, Suite 3100
Chicago, IL 60611

> **Re: C3 Bullion, Inc.**
> **Offering Statement on Form 1-A**
> **Post-Qualification Amendment No. 1**
> **Filed April 16, 2025**
> **File No. 024-12367**

Dear Christopher Werner:

 We have reviewed your amendment and have the following comment(s).

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment No. 1 on Form 1-A Filed April 16, 2025

General

1. Please revise to provide financial statements for the fiscal year ended December 31, 2024 in addition to those already included in the offering statement and update the associated financial information in relevant sections of the offering statement as necessary. Refer to Part F/S(c)(1)(i) of Form 1-A. Additionally, please have your auditors revise their audit report to update the financial statements covered by the report and file an updated consent as an exhibit.

2. We note your disclosure that "[t]he offering will conclude upon the earlier of the sale of all 8,000,000 Shares." We also note your disclosure that you are "offering a maximum of $40,000,000 of Shares" which you define as the Maximum Amount. However, as the public offering price is being reduced from $5.00 per share to $4.00 per share only for large investors who purchase more than $1,000,000 of common shares in the offering, it is unclear whether the offering is for a maximum of 8,000,000 shares or, alternatively, for the Maximum Amount of $40,000,000 of

shares. Please revise the offering statement throughout to reconcile this discrepancy or advise. Additionally, please ensure that you have fully discussed the terms of the differentiated pricing for qualifying large investors and have addressed any related risks.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rucha Pandit at 202-551-6022 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: James R. Simmons